UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of [December] 2005

MIRAE CORPORATION

(Translation of registrant’s name into English)

#9-2, CHA AM-DONG, CHUN AN, CHUNG CHONG NAM-DO 330-200

REPUBLIC OF KOREA

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F (  ✓   )                    No        Form 40-F (        )

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes (        )                    No (  ✓  )

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

The registrant files with the Korea Securities Exchange the notice dated December 26, 2005. Attached is English language version of the notice.

The following table sets forth the summary of product and service transaction with CyberBank Corporation.

1. The other party to the contract	CyberBank Corporation

- Relationship with company	Affiliated Company

2. Details of Transaction	Transaction Date	December 26, 2005
Transaction Period	From December 26, 2005 to May 31, 2006
Object of Transaction	Smart Phone
Type of Transaction	Purchase
Transaction Amount (KRW)	4,039,927,680
Sales in the latest fiscal year (KRW)	59,654,075,836
Ratio to Sales in the latest fiscal year (%)	6.77

3. Decision Date (Date of Board Resolution)	December 26, 2005

- Attendance of Outside Directors	Present (No) 3	Absent (No)	-

- Attendance of Auditors	Present

4. Applicability of Fair Trade Act	No

5. Others	- Type of transaction of item 2 is trading with CyberBank Corporation by means of Original Equipment Manufacturing.

Date of Relevant Disclosure	-

The following table sets forth the summary of Exercise of Conversion Rights.

1. Accumulated Number of Shares Issued by exercising Conversion Rights	4,687,500

- Total number of Shares Issued	183,873,500

- Ratio to total number of Shares Issued (%)	2.55

2. Applicability of Fair Trade Act	No

3. Others	- Total number of Shares Issued above mentioned includes number of shares issued by exercising conversion rights
Date of Relevant Disclosure	-

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[Details of Daily Application for Conversion]

(Unit: KRW, Shares)

Application Date	Class of Bonds		Conversion Amount	Conversion Price	Number of Shares Issued	Scheduled listing date
	Series No.	Class
December 26, 2005	1	Convertible Bonds (Unregistered, private offering, non-guarantee)	3,000,000,000	640	4,687,500	January 20, 2006

[Balance of Convertible Bonds]

(Unit: Shares)

Series No.	Total Face Amount of Bonds at Issue (Unit)		Balance of Unconverted Bonds at Current Disclosure Date (Unit)		Conversion Price (KRW)	Number of Convertible Shares
1	3,000,000,000	KRW	—	KRW	—	—

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 28, 2005

By	/s/ MiRi Chung
Mi-Ri Chung
Mirae Corporation
Public Disclosure Representative
Of Investor Relations Team

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